Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

April 24, 2020

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Touchstone Variable Strategic Trust Post-Effective Amendment No. 59 under the Securities Act of 1933 and Amendment No. 60 under Investment Company Act of 1940 File Nos. 33-76566 and 811-8416

To the Commission:

Touchstone Variable Strategic Trust (the “Trust”) is transmitting electronically for filing pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), the Trust’s Post-Effective Amendment No. 59 to its Registration Statement on Form N‑1A (Amendment No. 60 under the 1940 Act), including exhibits.
This Amendment is being filed pursuant to the conditions and requirements of Rule 485(b) under the 1933 Act for the purpose of updating the Trust’s financial statements and making certain other non-material changes. This Amendment is intended to become effective on April 30, 2020.
Pursuant to the requirements of paragraph (b)(4) of Rule 485 under the 1933 Act, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective under paragraph (b) of Rule 485. Please contact the undersigned at (513) 357-6029 if you have any questions.
Sincerely,

/s/ Meredyth A. Whitford-Schultz

Meredyth A. Whitford-Schultz, Esq. Counsel